UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

OMB Number
3235-0145

Microvision, Inc.
(Name of Issuer)
Common stock, $0.001 par value
(Title of Class of Securities)
594960106
(CUSIP Number)
12/31/2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	594960106

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Highland Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		3,649,326

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,649,326

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,649,326

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	594960106

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Strand Advisors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		3,649,326

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,649,326

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,649,326

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	594960106

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). James Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		3,649,326

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,649,326

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,649,326

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	594960106

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Highland Credit Strategies Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Item 1.
1.	Name of Issuer

Microvision, Inc. (the “ Issuer ”)

2.	Address of Issuer’s Principal Executive Offices

6222 185th Avenue, NE

Redmond, Washington 98052
Item 2.
1.	Name of Person Filing

This statement is filed by and on behalf of: (i) Highland Capital Management, L.P. (“Highland Capital”); (ii) Strand Advisors, Inc. (“Strand”); (iii) James D. Dondero (“Dondero”); and (iv) Highland Credit Strategies Fund (“HCF”).

Highland Capital principally serves as an investments adviser/ and or manager to other persons to other persons, including Highland Credit Strategies Master Fund, L.P., Highland Credit Opportunities CDO, L.P., Highland Crusader Offshore Partners, L.P., Highland Equity Focus Fund, L.P. and HCF. Highland Capital may be deemed to beneficially own shares owned and/or held by and/or for the account and benefit of persons, including Highland Credit Strategies Master Fund, L.P., Highland Credit Opportunities CDO, L.P., Highland Crusader Offshore Partners, L.P., Highland Equity Focus Fund, L.P. and HCF. Strand serves as the general partner of Highland Capital; Strand may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of Highland Capital. Dondero is the President and a director of Strand; Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of Strand.

Each of the reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

2.	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each of the reporting persons is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.

3.	Citizenship

See Item 4 of each cover page for the respective reporting persons.

4.	Title of Class of Securities

Common Stock (the “ Common Stock ”).

5.	CUSIP Number

594960106
Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
1.	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

2.	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

3.	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

4.	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

5.	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

6.	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

7.	A parent holding company or control person in accordance with §240.13d-l(b)(l)(ii)(G);

8.	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

9.	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

10.	Group, in accordance with §240.13d-l(b)(l)(ii)(J).

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
1.	Amount beneficially owned:

3,649,326

2.	Percent of class:

4.7%

3.	Number of shares as to which the person has:
I.	Sole power to vote or to direct the vote:

3,649,326

II.	Shared power to vote or to direct the vote:

0

III.	Sole power to dispose or to direct the disposition of:

3,649,326

IV.	Shared power to dispose or to direct the disposition of:

0
Instruction . For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(l).
Item 5. Ownership of Five Percent or Less of a Class
As of the date of filing hereof the Reporting Persons ceased to be a Beneficial Owners of more than 5% of the Issuers Equity.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     Not applicable.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010
Date

Highland Credit Strategies Fund
/s/ James D. Dondero
Signature

James D. Dondero
President
Name / Title

Highland Capital Management, L.P.
/s/ Strand Advisors, Inc., its general partner
Signature

Strand Advisors, Inc., its general partner
James D. Dondero, President
Name / Title

Strand Advisors, Inc.
/s/ James D. Dondero
Signature

James D. Dondero
President
Name / Title

/s/ James D. Dondero
Signature

James D. Dondero
Name / Title
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)